UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 41)*

Coca-Cola Bottling Co. Consolidated

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

2

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA TRADING COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

3

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
COCA-COLA OASIS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

4

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

5

This Amendment No. 41 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 40 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 4.    Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

On June 14, 2016, Coca-Cola Bottling Co. Consolidated (“Coke Consolidated”) and The Coca-Cola Company entered into a non-binding letter of intent (the “CCR LOI”) pursuant to which Coca-Cola Refreshments USA, Inc. (“CCR”), a wholly-owned subsidiary of The Coca-Cola Company, will (i) grant Coke Consolidated certain exclusive rights for the distribution, promotion, marketing and sale of The Coca-Cola Company-owned and –licensed beverage products in certain territory in northeastern Kentucky and southwestern West Virginia currently served by CCR’s distribution center in Louisa, Kentucky (the “Louisa Territory”) and sell, transfer and assign to Coke Consolidated exclusive rights for the distribution, promotion, marketing and sale in the Louisa Territory of cross-licensed brands and certain related distribution assets and working capital and (ii) exchange certain exclusive rights and associated distribution assets and working capital relating to the distribution, promotion, marketing and sale of The Coca-Cola Company-owned and –licensed beverage products and certain cross-licensed brands in certain territory in parts of Arkansas, southwestern Tennessee and northwestern Mississippi currently served by CCR (the “CCR Exchange Territory”), and two regional manufacturing facilities currently owned by CCR located in Memphis, Tennessee and West Memphis, Arkansas and related manufacturing assets for certain exclusive rights and associated distribution assets and working capital of Coke Consolidated relating to the distribution, promotion, marketing and sale of The Coca-Cola Company-owned and –licensed beverage products and certain cross-licensed brands in certain territory in parts of southern Alabama, southern Mississippi and southern Georgia currently served by Coke Consolidated (the “CCBCC Exchange Territory”), and a regional manufacturing facility currently owned by Coke Consolidated located in Mobile, Alabama and related manufacturing assets (the “CCR Exchange Transactions” and, together with the transaction for the acquisition of the Louisa Territory, the “CCR LOI Transactions”). The CCR LOI also contemplates that the parties may mutually agree to restructure portions of the CCR Exchange Transactions to be completed by way of a purchase transaction instead of an asset exchange transaction. The major markets in the CCR Exchange Territory that Coke Consolidated would serve include Little Rock, West Memphis and southern Arkansas; Memphis, Tennessee; and Louisa, Kentucky. The markets in the CCBCC Exchange Territory that would be transferred to CCR include Mobile, Leroy and Robertsdale, Alabama; Columbus, Sylvester and Bainbridge, Georgia; and Laurel and Ocean Springs, Mississippi.

In connection with the Louisa Territory transaction, Coke Consolidated will pay to CCR a cash amount that reflects the agreed value of the exclusive rights to distribute, promote, market and sell in the Louisa Territory the cross-licensed brands (including the distribution assets and working capital applicable thereto) and the net book value of the distribution assets and working capital associated with the distribution, promotion, marketing and sale of The Coca-Cola Company-owned and –licensed beverage products in the Louisa Territory. Coke Consolidated will also agree in a comprehensive beverage agreement entered into at the closing for the Louisa Territory to make periodic sub-bottling payments to CCR on a continuing basis after closing for the grant of exclusive rights in the Louisa Territory for The Coca-Cola Company-owned and –licensed beverage products.

In connection with the CCR Exchange Transactions, to the extent that the agreed value of the distribution rights and other assets acquired by Coke Consolidated at the closing of the CCR Exchange Transactions is not equal to the agreed value of the distribution rights and other assets acquired by CCR thereunder, the party receiving distribution rights and other assets with the greater value will be obligated to make a cash payment to the other party equal to the difference.

6

The CCR LOI contemplates that the transactions described therein will be subject to the terms of a definitive purchase agreement, with respect to the Louisa Territory transaction, and a definitive asset exchange agreement with respect to the CCR Exchange Transactions. In addition to the negotiation and execution of the definitive agreements, the CCR LOI sets forth certain customary conditions to closings of the CCR LOI Transactions, as well as a number of other conditions that Coke Consolidated and The Coca-Cola Company currently intend to be satisfied prior to such closings and/or to be addressed in the definitive agreements.

The foregoing description of the CCR LOI is only a summary and is qualified in its entirety by reference to the full text of the CCR LOI (including any exhibits thereto), which is filed as Exhibit 99.2 to this Amendment No. 41 to the Schedule 13D. The CCR LOI (including any exhibits thereto) has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information with respect to CCR, The Coca-Cola Company or Coke Consolidated. Investors should read the CCR LOI carefully, including any exhibits thereto, together with the other information concerning Coke Consolidated, CCR and The Coca-Cola Company that each such company or its affiliates publicly files in reports and statements with the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date of this report, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of the amounts of Common Stock, par value $1.00, of Coke Consolidated (the “Common Stock”) listed below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Number of shares of Common Stock as to which The Coca-Cola Company has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	the sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which The Coca-Cola Trading Company LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which Coca-Cola Oasis LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

7

Number of shares as to which Carolina Coca-Cola Bottling Investments, Inc. has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

The Reporting Persons beneficially own 34.76% of the outstanding shares of Common Stock based upon 7,141,447 shares of Common Stock outstanding on May 6, 2016.

Item 7.    Material to be Filed as Exhibits

Exhibit	Name	Incorporated By Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Letter of Intent, dated June 14, 2016, by and between Coca-Cola Bottling Co. Consolidated and The Coca-Cola Company.	Exhibit 99.2 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on May 16, 2016

8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ Kathy N. Waller
	Name:	Kathy N. Waller
Date: June 17, 2016	Title:	Executive Vice President and Chief Financial Officer

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: June 17, 2016	Title:	Vice President, General Tax Counsel and Manager

COCA-COLA OASIS LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: June 17, 2016	Title:	Vice President, General Tax Counsel and Manager

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: June 17, 2016	Title:	Vice President, General Tax Counsel and Director

9

Exhibit Index

Exhibit	Name	Incorporated By Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Letter of Intent, dated June 14, 2016, by and between Coca-Cola Bottling Co. Consolidated and The Coca-Cola Company.	Exhibit 99.2 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on May 16, 2016

10